SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

MINDBODY, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.000004 per share

(Title of Class of Securities)

60255W105

(CUSIP Number)

with a copy to:

Abdiel Capital 410 Park Avenue, Suite 930 New York, NY 10022 Attn: Colin T. Moran Tel: (646) 496-9202	Ropes & Gray LLP 1211 Avenue of the Americas New York, NY 10036 Attn: Sarah Davidoff, Esq. Tel: (212) 596-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2016

Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60255W105

1.	NAME OF REPORTING PERSONS Abdiel Qualified Master Fund, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,361,459
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,361,459
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,361,459
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%*
14.	TYPE OF REPORTING PERSON PN

*	Based on 19,732,441 shares of the Issuer’s Class A common stock, par value $0.000004 per share (the “Common Stock”), outstanding as of July 26, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 1, 2016.

CUSIP No. 60255W105

1.	NAME OF REPORTING PERSONS Abdiel Capital, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 155,034
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 155,034
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 155,034
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%*
14.	TYPE OF REPORTING PERSON PN

*	Based on 19,732,441 shares of Common Stock outstanding as of July 26, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 1, 2016.

CUSIP No. 60255W105

1.	NAME OF REPORTING PERSONS Abdiel Capital Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,516,493**
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,516,493**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,516,493**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8%*
14.	TYPE OF REPORTING PERSON OO

*	Based on 19,732,441 shares of Common Stock outstanding as of July 26, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 1, 2016.
**	Consists of 3,361,459 shares of Common Stock held by Abdiel Qualified Master Fund, LP and 155,034 shares of Common Stock held by Abdiel Capital, LP.

CUSIP No. 60255W105

1.	NAME OF REPORTING PERSONS Abdiel Capital Advisors, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,516,493**
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,516,493**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,516,493**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8%*
14.	TYPE OF REPORTING PERSON PN, IA

*	Based on 19,732,441 shares of Common Stock outstanding as of July 26, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 1, 2016.
**	Consists of 3,361,459 shares of Common Stock held by Abdiel Qualified Master Fund, LP and 155,034 shares of Common Stock held by Abdiel Capital, LP.

CUSIP No. 60255W105

1.	NAME OF REPORTING PERSONS Colin T. Moran I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,516,493**
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,516,493**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,516,493**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8%*
14.	TYPE OF REPORTING PERSON IN

*	Based on 19,732,441 shares of Common Stock outstanding as of July 26, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 1, 2016.
**	Consists of 3,361,459 shares of Common Stock held by Abdiel Qualified Master Fund, LP and 155,034 shares of Common Stock held by Abdiel Capital, LP.

CUSIP No. 60255W105

SCHEDULE 13D

This Amendment No. 7 (“Amendment No. 7”) amends and supplements the Schedule 13D filed on December 4, 2015 (the “Original Schedule 13D”) as amended by Amendment No. 1 thereto on February 10, 2016 (“Amendment No. 1”), Amendment No. 2 thereto on February 12, 2016 (“Amendment No. 2”), Amendment No. 3 thereto on February 17, 2016 (“Amendment No. 3”), Amendment No. 4 thereto on March 7, 2016 (“Amendment No. 4”), Amendment No. 5 thereto on July 28, 2016 (“Amendment No. 5”) and Amendment No. 6 thereto on August 8, 2016 (“Amendment No. 6” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, the “Schedule 13D”), relating to the shares of Class A common stock, par value $0.000004 per share (the “Common Stock”), of MINDBODY, Inc. (the “Issuer”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 7 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented by adding the following:

In a series of transactions completed through September 29, 2016, the Reporting Persons acquired 223,776 shares of Common Stock for the accounts of Abdiel Qualified Master Fund, LP and Abdiel Capital, LP for aggregate consideration of approximately $4.3 million (including commissions). The source of funds used to acquire the 223,776 shares of Common Stock was the working capital of Abdiel Qualified Master Fund, LP and Abdiel Capital, LP.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by amending and restating paragraphs (a) and (b) thereof as follows:

(a) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Amendment No. 7.

(b) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Amendment No. 7 and Item 2(c) of the Schedule 13D.

Item 5(c) of the Schedule 13D is hereby supplemented by adding the following:

(c) Information with respect to all transactions in the Common Stock which were effected by each of the Reporting Persons since the filing of Amendment No. 6 is set forth on Exhibit G attached hereto and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by amending and restating it as follows:

Exhibit A - Joint Filing Agreement (filed as Exhibit A to the Schedule 13D on December 4, 2015)

Exhibit B - Information with respect to Transactions Effected During the Past Sixty Days or Since the Most Recent Filing on Schedule 13D (filed as Exhibit B to the Schedule 13D on December 4, 2015)

Exhibit C - Information with respect to Transactions Effected Since the Filing of the Schedule 13D (filed as Exhibit C to Amendment No. 1 to the Schedule 13D on February 10, 2016)

Exhibit D - Information with respect to Transactions Effected Since the Filing of Amendment No. 2 to the Schedule 13D (filed as Exhibit D to Amendment No. 3 to the Schedule 13D on February 17, 2016)

Exhibit E - Information with respect to Transactions Effected Since the Filing of Amendment No. 3 to the Schedule 13D (filed as Exhibit E to Amendment No. 4 to the Schedule 13D on March 7, 2016)

Exhibit F - Information with respect to Transactions Effected Since the Filing of Amendment No. 5 to the Schedule 13D (filed as Exhibit F to Amendment No. 6 to the Schedule 13D on August 8, 2016)

Exhibit G - Information with respect to Transactions Effected Since the Filing of Amendment No. 6 to the Schedule 13D*

* Filed herewith

CUSIP No. 60255W105

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2016

ABDIEL QUALIFIED MASTER FUND, LP

By:	Abdiel Capital Management, LLC, its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL, LP

By:	Abdiel Capital Management, LLC, its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL MANAGEMENT, LLC

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL ADVISORS, LP

By:	Abdiel Capital Partners, LLC, its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

COLIN T. MORAN

By:	/s/ Colin T. Moran
Colin T. Moran, Individually